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Exhibit 4.8

April 11, 2003

Astoria Capital Partners, L.P.

6600 S.W. 92nd Avenue, Suite 370

Portland, Oregon 97223

Ladies and Gentlemen:

        Reference is hereby made to the 5% Convertible Subordinated Note Due 2008 (the "Note") issued on January 30, 2003 by Raining Data Corporation, a Delaware corporation ("Company"), to Astoria Capital Partners, L.P. ("Holder"). Capitalized terms used herein and not otherwise defined have the meanings given to them in the Note.

        Pursuant to the terms of the Note, Company is required to pay interest quarterly either in cash or by a PIK Note. Company desires to pay the quarterly interest payment due on April 1, 2003 through a PIK Note. The amount of the interest payment, which would be the principal amount of the PIK Note if issued, is $181,970 (the "PIK Amount"). Company desires to provide this letter agreement in lieu of issuing a PIK Note to Holder for such amount. Company hereby agrees to pay the PIK Amount in the same manner as if it were the principal amount of a PIK Note and all of the terms of the PIK Note are incorporated into this letter agreement by this reference.

        Holder hereby agrees to accept this letter agreement in lieu of a PIK Note. At any time after the date hereof, if requested by Holder, Company shall issue to Holder a PIK Note to replace this letter agreement, in which case this letter agreement shall automatically terminate upon the issuance of such PIK Note.

Very truly yours,
/s/ BRIAN C. BEZDEK
Brian C. Bezdek
Chief Financial Officer
Accepted and agreed:
ASTORIA CAPITAL PARTNERS, L.P.
By:	Astoria Capital Management, Inc., its general partner
By:	/s/ RICHARD W. KOE
Name: Richard W. Koe

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  Exhibit 4.8